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Correspondence Relating to Amended Registration Statement

VIA EDGAR

March 16, 2021

Ms. Babette Cooper
Ms. Jennifer Monick
Ms. Stacie Gorman
Ms. Maryse Mills-Apenteng
Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

AFC Gamma, Inc. (File No. 333-251762)
Response to the Staff’s Comments on Amendment No. 5 to Registration Statement on Form S-11 Filed on February 24, 2021

Dear Ms. Cooper, Ms. Monick, Ms. Gorman, and Ms. Mills-Apenteng:

On behalf of our client, AFC Gamma, Inc., a Maryland corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 15, 2021 regarding the Company’s amendment no. 5 to the registration statement on Form S-11 filed via EDGAR to the Commission on February 24, 2021 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company will be filing its amended registration statement on Form S-11 (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission for review.

To facilitate the Staff’s review, we will separately deliver to the Staff five courtesy copies of the Amended Registration Statement, marked to show changes to the Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Century City  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC
Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

Amendment No. 5

Core Earnings and Adjusted Core Earnings, page 12

1.
We note your disclosure of Core Earnings and Adjusted Core Earnings which include adjustments for change in unrealized gains (losses) on loans at fair value and provision for current expected credit losses. In light of those adjustments, please tell us how you determined it was appropriate to title these measures Core Earnings and Adjusted Core Earnings. Further, please expand your disclosure to include a more robust explanation of why management believes these measures provide useful information to investors.

The Company respectfully acknowledges the Staff’s comment and has revised the title of Core Earnings and Adjusted Core Earnings to Distributable Earnings and Adjusted Distributable Earnings, respectively. Additionally, the Company has expanded its disclosure on pages 12, 21 to 22 and 87 to 88 of the Amended Registration Statement to reflect that Distributable Earnings is one of many factors considered by its Board of Directors in declaring dividends and, while not a direct measure of net taxable income, over time, the measure can be considered a useful indicator of its dividends. When calculating net taxable income the Company also similarly adjusts for changes in unrealized gains (losses) on loans at fair value and provision for current expected credit losses, and the other adjustments made to net income to calculate Distributable Earnings and Adjusted Distributable Earnings. As a result, the Company believes these adjustments are appropriate and helpful measures for investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 88

2.
Please tell us what consideration you gave to enhancing your liquidity disclosure to address any known trends or uncertainties that could impact your sources of cash flows. For example purposes only, to the extent the Public Company A loan default is indicative of known trends or uncertainties, your filing should identify such trends and uncertainties. Please refer to Item 303 of Regulation S-K.

The Company respectfully advises the Staff that in connection with the Company’s drafting of its liquidity disclosure in the Amended Registration Statement it reviewed and analyzed whether there are any known trends or uncertainties that will result in or that are reasonably likely to result in the Company’s liquidity increasing or decreasing in any material way or that could materially impact its sources of cash flows, including by reviewing and analyzing the various factors that the Company believes may impact its liquidity or sources of cash flows. For example, in connection with its portfolio monitoring, the Company regularly (i) reviews the financial statements that its borrowers must provide under the financial reporting obligations in their respective loan agreements and (ii) discusses the results of its borrowers’ operations with them. The Company compares this information against the applicable borrower’s liquidity covenants and other covenants in such borrower’s respective agreement, including those covenants described on page 107 of the Amended Registration Statement. As a result of its reviews and analyses, the Company has not identified any information that suggests known trends or uncertainties, including with respect to the discussion of the Public Company A loan default described throughout the Amended Registration Statement, that could result in or could be reasonably likely to result in the Company’s liquidity increasing or decreasing in any material way or that could materially impact the Company’s sources of cash flows or that need to otherwise be disclosed under the requirements of Item 303 of Regulation S-K.

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If you have any questions regarding the Amended Registration Statement, please contact Jeeho Lee by telephone at 212-326-2266 or via e-mail at jeeholee@omm.com or Maha Syed by telephone at 213-430-8016 or via e-mail at msyed@omm.com, Thomas Geoffroy, the Chief Financial Officer of the Company, by telephone at 561-510-2390 or via e-mail at tom@advancedflowercapital.com, or Brandon Hetzel, the Controller of the Company, at 561-510-2390 or via e-mail at brandon@advancedflowercapital.com.

Very truly yours,

/s/ Jeeho Lee

Enclosures

cc:

Leonard M. Tannenbaum, Chief Executive Officer and Chairman, AFC Gamma, Inc.
Thomas Geoffroy, Chief Financial Officer and Treasurer, AFC Gamma, Inc.
Brandon Hetzel, Controller, AFC Gamma, Inc.
C. Brophy Christenson, Partner, O’Melveny & Myers LLP
Maha Syed, Associate, O’Melveny & Myers LLP
Christopher Bellini, Member, Cozen O’ Connor P.C.